

July 13, 2015

Via E-Mail
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario, Canada

   Re: Wishbone Pet Products Inc.
     Post-Effective Amendment to Form S-1
     Filed July 1, 2015
     File No. 333-183839

Dear Mr. Tabet:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form S-1 registration statement was declared effective on February 14, 2013 and included your audited financial statements for the year ended April 30, 2012. That registration statement should have been updated pursuant to Section 10(a)(3) of the Securities Act of 1933 on or before November 14, 2013 to include updated audited financial statements. Please tell us whether you have made any offers or sales during the period in which your financial statements were not current. If yes, please provide us with an analysis of your compliance with Section 5 of the Securities Act.

Registration Statement Cover Page

2. Please file an amendment to include a working company telephone number and include the current name, address and telephone number of your agent for service.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief